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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):      XX   Form 10-K          Form 20-F           Form 11-K
                 ----               ----                ----
                       Form 10-Q          Form N-SAR
                 ----               ----

                     For Period Ended:             December 31, 1996
                     [    ]    Transition Report on Form 10-K
                     [    ]    Transition Report on Form 20-F
                     [    ]    Transition Report on Form 11-K
                     [    ]    Transition Report on Form 10-Q
                     [    ]    Transition Report on Form N-SAR
                     For the Transition Period Ended:__________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________
PART I - REGISTRANT INFORMATION

________________________________________________________________________________
Full Name of Registrant
                Weitek Corporation

_______________________________________________________________________________
Former Name if Applicable
                N/A

________________________________________________________________________________
Address of Principal Executive Office (Street and Number)
                2801 Orchard Parkway

________________________________________________________________________________
City, State and Zip Code
                San Jose, California  95134

PART II - RULES 12b-25(b) AND

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;
[XX]     (b)    The subject annual report, semi-annual report, transition
         report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)





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         The Registrant requires additional time to file the Form 10-K report for the period ended December 31, 1996. On December 11, 1996 the Company filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in connection with the signing of an asset purchase agreement with Rockwell Semiconductor Systems, Inc.("Rockwell Agreement"). The Registrant is unable to timely file its Form 10-K report due to (i) the limited number of management personnel remaining at the Registrant as it continues to curtail its operations, (ii) changes in key management personnel during the last year, (iii) the significant change in the Registrant's business during the period covered by the report, and (iv) the demands associated with the Bankruptcy proceedings, the consummation of the Rockwell Agreement and winding up the affairs of the Registrant. However, the Form 10-K will be filed on or before the date specified under Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Donald V. Carloni           (408)                  526-0300
                    (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 xx Yes      No
                                                                ----    ----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                    Yes  xx  No
                                                                ----    ----

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

________________________________________________________________________________

                               Weitek Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 1997             By:  /s/  Donald V. Carloni
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                                       Donald V. Carloni, Director, Finance